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As filed with the Securities and Exchange Commission on October 4, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Ditech Networks, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock
par value $0.001 per share
(including the associated Preferred Share Purchase Rights issued under the Rights Agreement)
(Title of Class of Securities)

25500T108
(CUSIP Number of Class of Securities)

William J. Tamblyn
Executive Vice President and Chief Financial Officer
Ditech Networks, Inc.
825 East Middlefield Road
Mountain View, California 94043
(650) 623-1300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Brett D. White, Esq.
Cooley Godward Kronish LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306
(650) 843-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$50,050,000	$1,537

        *      Calculated solely for purposes of determining the filing fee. This amount assumes that 9,100,000 shares of common stock of Ditech Networks, Inc. at the maximum tender offer price of $5.50 per share will be purchased pursuant to this offer.

        **    The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the aggregate amount of transaction value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $1,537	Filing Party: Ditech Networks, Inc.
Form or Registration No.: Schedule TO	Date Filed: August 30, 2007
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
Third-party tender offer subject to Rule 14d-1.

☒
Issuer tender offer subject to Rule 13e-4.

☐
Going-private transaction subject to Rule 13e-3.

☐
Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 3 (the "Amendment") amends and supplements the Issuer Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "Commission") on August 30, 2007 (the "Schedule TO"), as amended by Amendment No. 1 thereto filed with the Commission on September 25, 2007 ("Amendment No. 1") and Amendment No. 2 thereto filed with the Commission on October 1, 2005 ("Amendment No. 2"), in connection with the offer by Ditech Networks, Inc., a Delaware corporation ("Ditech Networks"), to purchase up to 9,100,000 shares of its common stock, par value $0.001 per share, including the associated preferred share purchase rights (the "rights") issued under the Rights Agreement between Ditech Networks and Wells Fargo Bank, N.A., as Rights Agent, dated as of March 21, 2001, at a price not greater than $5.50 nor less than $4.90 per share, net to the seller in cash, less any applicable witholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash dated August 30, 2007 (the "Offer to Purchase" or, the "Offer"), a copy of which was attached as Exhibit 99.(a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which was attached as Exhibit 99.(a)(1)(B) to the Schedule TO (which together constitute the "Tender Offer").

        The information contained in the Offer and Letter of Transmittal is incorporated in this Amendment by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11. Additional Information.

        Item 11 of the Schedule TO, as amended by Amendment No. 1 and Amendment No. 2, is hereby amended and supplemented by adding the following:

        On October 4, 2007, Ditech Networks issued a press release announcing the final results of the Tender Offer, which expired at 5:00 p.m. New York City time, on September 28, 2007. A copy of the press release is filed as Exhibit (a)(5)(C) to this Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

        Item 12 of the Schedule TO, as amended by Amendment No. 1 and Amendment No. 2, is hereby amended and supplemented by adding the following exhibit:

(a)(5)(C)	Press Release, dated October 4, 2007, announcing the final results of the Tender Offer.

1

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2007

DITECH NETWORKS, INC.
By:	/s/ MARIE-FRANCE NELSON Marie-France Nelson Vice President, Finance

2

INDEX OF EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase for Cash, dated August 30, 2007.
(a)(1)(B)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)*	Notice of Guaranteed Delivery
(a)(1)(D)*	Letter from Information Agent to Brokers
(a)(1)(E)*	Letter from Brokers to Clients
(a)(1)(F)*	Form of Summary Advertisement.
(a)(5)(A)**	Press Release, dated September 24, 2007, announcing the appointment of a new Chief Executive Officer.
(a)(5)(B)***	Press Release, dated October 1, 2007, announcing the preliminary results of the Tender Offer.
(a)(5)(C)#	Press Release, dated October 4, 2007, announcing the final results of the Tender Offer.
(b)	Not applicable.
(d)(1)
1997 Stock Option Plan (filed as an exhibit to Ditech Networks's Registration Statement on Form S-1 (No. 333-75063), as amended, declared effective by the Securities and Exchange Commission on June 9, 1999, and incorporated herein by reference).
(d)(2)
Form of option agreement under the 1997 Stock Option Plan (filed as an exhibit to Ditech Networks's Registration Statement on Form S-1 (No. 333-75063), as amended, declared effective by the Securities and Exchange Commission on June 9, 1999, and incorporated herein by reference).
(d)(3)
Ditech Networks, Inc. 1998 Stock Option Plan (filed as an exhibit to Ditech Networks's Registration Statement on Form S-8 (Commission File No. 333-120278), as filed with the Securities and Exchange Commission on November 8, 2004, and incorporated herein by reference).
(d)(4)
Form of option agreement under the 1998 Stock Option Plan (filed as an exhibit to Ditech Networks's Registration Statement on Form S-1 (No. 333-75063), as amended, declared effective by the Securities and Exchange Commission on June 9, 1999, and incorporated herein by reference).
(d)(5)
Ditech Networks, Inc. 1999 Employee Stock Purchase Plan (filed as Appendix B to Ditech Networks's Amendment No. 1 to Proxy Statement (Commission File No. 333-110821), as filed with the Securities and Exchange Commission on August 9, 2006, and incorporated herein by reference).
(d)(6)
Ditech Networks, Inc. 1999 Non-Employee Directors' Stock Option Plan (filed with Ditech Networks's Proxy Statement, as filed with the Securities and Exchange Commission on August 16, 2005 (Commission File No. 000-26209, and incorporated herein by reference).
(d)(7)
Form of option agreement under the 1999 Non-Employee Directors' Stock Option Plan (filed as an exhibit to Ditech Networks's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on September 22, 2004 (Commission File No. 000-26209), and incorporated herein by reference).

(d)(8)
1999 Non-Officer Equity Incentive Plan (filed as an exhibit to Ditech Networks's Tender Offer Statement on Schedule TO, as filed with the Securities and Exchange Commission on February 19, 2003 (Commission File No. 000-26209), and incorporated herein by reference).
(d)(9)
2000 Non-Qualified Stock Option Plan (filed as an exhibit to Ditech Networks's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on December 16, 2002 (Commission File No. 000-26209), and incorporated herein by reference).
(d)(10)
Jasomi Networks, Inc. 2001 Stock Plan (filed as an exhibit to Ditech Networks's Registration Statement on Form S-8 (Commission File No. 333-126302), as filed with the Securities and Exchange Commission on June 30, 2005, and incorporated herein by reference).
(d)(11)
Ditech Networks, Inc. 2005 New Recruit Stock Option Plan (filed as an exhibit to Ditech Networks's Registration Statement on Form S-8 (Commission File No. 333-126292), as filed with the Securities and Exchange Commission on June 28, 2005, and incorporated herein by reference).
(d)(12)
2005 New Recruit Stock Option Plan Form of Stock Option Agreement under the 2005 New Recruit Stock Option Plan (filed as an exhibit to Ditech Networks's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on February 9, 2006 (Commission File No. 000-26209), and incorporated herein by reference).
(d)(13)
Form of Stock Option Agreement under the 2005 New Recruit Stock Option Plan (filed as an exhibit to Ditech Networks's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on November 15, 2005 (Commission File No. 000-26209), and incorporated herein by reference).
(d)(14)
Ditech Networks, Inc. 2006 Equity Incentive Plan (filed with Ditech Networks's Proxy Statement, as filed with the Securities and Exchange Commission on August 2, 2006 (Commission File No. 000-26209, and incorporated herein by reference).
(d)(15)
Form of Stock Option Agreement to be Used for Grants of Stock Options Under the Ditech Networks, Inc. 2006 Equity Incentive Plan (filed as an exhibit to Ditech Networks's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on September 21, 2006 (Commission File No. 000-26209), and incorporated herein by reference).
(d)(16)
2006 Equity Incentive Plan Restricted Stock Award Agreement (filed as an exhibit to Ditech Networks's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on March 12, 2007 (Commission File No. 000-26209), and incorporated herein by reference).
(d)(17)
2006 Equity Incentive Plan Restricted Stock Unit Award Agreement (filed as an exhibit to Ditech Networks's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on March 12, 2007 (Commission File No. 000-26209), and incorporated herein by reference).
(d)(18)
Change In Control Severance Benefit Plan (filed as an exhibit to Ditech Networks's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on September 25, 2007 (Commission File No. 000-26209), and incorporated herein by reference).

(d)(19)
Transition and Retirement Agreement, dated May 8, 2007, between Timothy K. Montgomery and Ditech Networks, Inc. (filed as an exhibit to Ditech Networks's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on May 10, 2007 (Commission File No. 000-26209), and incorporated herein by reference).
(d)(20)
Rights Agreement, dated as of March 26, 2001 among Ditech Networks, Inc. (formerly Ditech Communications Corporation) and Wells Fargo Bank, N.A. (filed as an exhibit to Ditech Networks's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on March 30, 2001, and incorporated herein by reference) (Commission File No. 000-26209).
(d)(21)
Employment Letter, dated September 24, 2007, between Ditech Networks, Inc. and Todd Simpson (filed as an exhibit to Ditech Networks's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on September 25, 2007 (Commission File No. 000-26209), and incorporated herein by reference).
(g)	Not applicable.
(h)	Not applicable.

#
Filed herewith.

*
Previously filed with the Tender Offer Statement on August 30, 2007.

**
Previously filed with Amendment No. 1 to the Tender Offer Statement on September 25, 2007.

***
Previously filed with Amendment No. 2 to the Tender Offer Statement on October 1, 2007.

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SIGNATURE
INDEX OF EXHIBITS